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December 9, 2005

VIA FACSIMILE AND EDGAR

Ms. Cicely Lucky

Mr. Robert Telewicz

Securities & Exchange Commission

Re: Republic Property Trust (File No. 333-128554)

Dear Ms. Lucky and Mr. Telewicz:

Thank you very much for the opportunity to discuss the issues raised in comments #11 and #12 in your letter dated December 6, 2005. As discussed during our telephone conference call on December 8, 2005, the Company has drafted responses to each of the above-referenced comments and would greatly appreciate the benefit of your further input on these matters.

Best regards,

/s/ Sean M. Gallagher

Sean M. Gallagher, Esq.

Enclosure

cc:	Stuart A. Barr, Esq.
Donald L. Gutman, Ernst & Young LLP

WASHINGTON, DC
BALTIMORE     BEIJING     BERLIN     BOULDER     BRUSSELS     BUDAPEST     CARACAS     COLORADO SPRINGS
DENVER     GENEVA     HONG KONG     LONDON   LOS ANGELES     MIAMI     MOSCOW     MUNICH     NEW YORK
NORTHERN VIRGINIA    PARIS     SHANGHAI     TOKYO     WARSAW

Republic Property Trust

Response to SEC Comment Letter Dated December 6, 2005

Comment #11

In response to the Staff’s comment, we have included additional disclosure in the introduction to the pro forma financial statements to more thoroughly discuss the methodology used to determine the fair values assigned to the assets and liabilities acquired.

[Text of additional disclosure is below]

“The Trust has allocated fair values to the assets and liabilities acquired in the formation transactions in accordance with SFAS No. 141, “Business Combinations.” The fair values of the building assets acquired are determined on an “as-if-vacant” basis considering the quality of the buildings, estimated rental and absorption rates, estimated future cash flows and valuation assumptions consistent with current market conditions.  The “as-if-vacant” fair value is allocated to land, building and tenant improvements based on relevant information obtained in connection with the acquisition of the properties.  The fair value of the in place leases consisting of: (1) the estimated cost to replace the leases, including foregone rents, (2) estimated leasing commissions associated with obtaining new tenants, and (3) the above/at/below market cash flow of leases, were determined based on management’s evaluation of the specific characteristics of each tenant’s lease and discounted using an interest rate that reflects the risks associated with the leases acquired.  The fair value of mortgage debt assumed was determined using current market interest rates for comparable debt financings.  The fair value assigned to management and development agreements is based on the fair value of the consideration given which consists of operating units valued at the initial offering price of the common shares of the Trust.”

Comment #12

We appreciated the opportunity on December 8, 2005 to discuss via telephone with the Staff the accounting for the management and development agreements contributed to the us.  We initially considered the accounting guidance contained in Staff Accounting Bulletin 5-G, “Transfers Of Nonmonetary Assets By Promoters Or Shareholders,” in determining the accounting for the contribution of the management and development contracts.  The SAB indicates that, “the staff believes that transfers of nonmonetary assets to a company by the promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferors’ historical cost basis determined under GAAP.”  Accordingly, based on this guidance we believed it was appropriate to record the management and development contracts at their historical cost.

However, based on our discussions with the Staff, we have determined that SAB Topic 5-G is not the applicable guidance and, accordingly, the agreements should not be recorded at historical cost.  Therefore, we have determined that the assets transferred should be recorded based on the value of the consideration paid.  The total consideration for the management and development agreements consists of 482,192 operating units provided to affiliates of members of our senior management team which, based on the assumed initial public offering price of $15.00 per common share, equals approximately $7.2 million.  In addition, from our perspective, management and development agreements for properties owned by third parties that will continue to generate incremental cash flow for us will be recorded as an intangible asset.  Conversely, we will expense those contracts which relate to properties we will own and therefore will effectively be terminated as a result of the formation transactions as a cancellation of an executory contract.

We have considered the provisions of EITF 04-1, “Accounting for Preexisting Relationships between Parties to a Business Combination” in connection with the accounting for the contribution of the management agreements on properties to be acquired by the REIT and believe it does not apply.  The acquisition of the management agreements represent acquisitions of assets from third-party affiliates and promoters of the transaction with whom we have no preexisting relationship.  Additionally, since the management contracts related to the initial properties will not generate any revenue in the future they do not qualify to be recorded as an intangible asset.

In our next amendment to our Form S-11 we will record in the pro forma balance sheet the new management and development service arrangements entered into with affiliates of senior management based on the fair value of the consideration we will provide.  We will record an intangible asset of approximately $3.2 million which is based on the 215,563 operating units exchanged at the assumed initial offering price of $15.00 per common share.  We will amortize the intangible asset recorded in proportion to the anticipated revenues to be recognized on these agreements.

As mentioned above, affiliates of our senior management have contributed management agreements for our initial properties.  We will provide approximately $4.0 million in consideration for these contracts based on 266,629 operating units exchanged at the assumed initial public offering price of $15.00 per common share.  After the purchase, these contracts for the management of the properties will be reflected as intercompany activity among our subsidiaries and will not generate any revenue on a consolidated basis.  Accordingly, from our perspective as an acquirer, these contracts do not qualify as an asset as they will not generate any incremental cash inflows for us.  We will account for these contracts in the pro forma financial statements as the settlement of an executory contract and record a reduction of $4 million to stockholders’ equity. We will reflect a one-time expense in our income statement in the period in which our initial public offering closes to reflect this settlement.  We will include appropriate disclosure in the pro forma financial statements to reflect this accounting.  In addition, we will also include appropriate disclosure in our MD&A to reflect the financial impact of this accounting in the applicable period.